File No. 333-12023

                            U.S.$500,000,000
                    GENERAL MOTORS ACCEPTANCE CORPORATION
                              SMARTNOTES(SM)
           DUE FROM NINE MONTHS TO THIRTY YEARS FROM DATE OF ISSUE

     General Motors Acceptance Corporation (the "Company") may offer from time to time its SmartNotes(sm) Due from Nine Months to Thirty Years from Date of Issue (the "Notes"). The Notes offered by this Prospectus will be limited to up to $500,000,000 aggregate initial offering price. The Notes will be offered at varying maturities due from nine months to thirty years from the date of issue (the "Issue Date"), as selected by the purchaser and agreed to by the Company. Unless otherwise described herein, the interest rate, issue price, stated maturity, interest payment dates, whether the Notes are subject to redemption at the option of the Company or replacement at the option of the holder prior to the maturity date thereof (as further defined herein, the "Maturity Date") and certain other terms (including, if applicable, a Survivor's Option (as such term is defined in "Repayment Upon Death")) with respect to each Note will be established at the time of issuance and set forth in a pricing supplement to this Prospectus (a "Pricing Supplement"). Unless otherwise specified in the applicable Pricing Supplement, Notes will be issued only in denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000. See "Description of Notes." The Notes are unsecured and unsubordinated obligations of the Company and will rate equally and ratably with all other unsecured and unsubordinated indebtedness of the Company (other than obligations preferred by mandatory provisions of law).

      Pricing Supplement No. 15                  Trade Date:  01/16/97
                                                 Issue Date:  01/22/97

                        Price to   Interest   Payment      Survivor's
  CUSIP       Maturity  Public     Rate       Frequency    Option
  -----       --------  --------   ---------  ---------    ----------

  37042 FCX4  01/15/99  100.000%    6.125%    Annual           Yes
  37042 FCY2  01/15/00  100.000%    6.250%    Quarterly        Yes
  37042 FCZ9  01/15/02  100.000%    6.625%    Semi-Annual      Yes
  37042 FDA3  01/15/07   50.115%*   0.000%**  Maturity         Yes
  37042 FDB1  01/15/09  100.000%    7.000%    Monthly          Yes
  37042 FDC9  01/15/12   34.258%*   0.000%*** Maturity         Yes

     *This note is issued with original issue discount and is subject to the tax provisions governing such debt instruments. See the prospectus for a detailed discussion of such provisions.

     **The yield to maturity for this Zero-Coupon Note is 7.03%.

     ***The yield to maturity for this Zero-Coupon Note is 7.27%.

     The interest rate on each Note will be a fixed rate established by the Company at the Issue Date of such Note, which may be zero in the case of certain Notes issued at a price representing a discount from the principal amount payable upon the Maturity Date. See "Description of Notes."

     The Notes may be issued in whole or in part in the form of one or more global Notes to be deposited with or on behalf of The Depository Trust Company ("DTC") or other depositary (DTC or such other depositary as is specified in the applicable Pricing Supplement is herein referred to as the "Depositary") and registered in the name of the Depositary's nominee. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and, with respect to the beneficial owners' interests, by the Depositary's participants. Notes will not be issuable as certificated Notes except under the limited circumstances described herein. See "Description of Notes-Delivery and Form."

     The Interest Payment Dates for a Note that provides for monthly interest payments shall be the fifteenth day of each calendar month commencing in the calendar month that next succeeds the month in which the Note is issued. In the case of a Note that provides for quarterly interest payments, the Interest Payment Dates shall be the fifteenth day of each of the months specified in the Pricing Supplement, commencing in the third succeeding calendar month following the month in which the Note is issued. In the case of a Note that provides for semi-annual interest payments, the Interest Payment dates shall be the fifteenth day of each of the months specified in the Pricing Supplement, commencing in the sixth succeeding calendar month following the month in which the Note is issued. In the case of a Note that provides for annual interest payments, the Interest Payment Date shall be the fifteenth day of the month specified in the Pricing Supplement, commencing in the twelfth succeeding calendar month following the month in which the Note is issued. The Regular Record Date with respect to any Interest Payment Date shall be the first day of the calendar month in which such Interest Payment Date occurs, except that the Regular Record Date with respect to the final Interest Payment Date shall be the final Interest Payment Date.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY PRICING SUPPLEMENT HERETO. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            __________________

       PRICE TO       AGENT'S DISCOUNTS         PROCEEDS TO
       PUBLIC (1)(2)  AND COMMISSIONS (2)       COMPANY (2)(3)

Per    100.00%        .20% - 2.50%              97.50% - 99.80%
Note
Total  $500,000,000   $1,000,000-$12,500,000    $487,500,000-$499,000,000
=========================================================================
(1) Unless otherwise specified in the applicable Pricing Supplement, Notes will be issued at 100% of their principal amount.

(2) The commission payable for each Note sold through The Chicago Corporation (the "Purchasing Agent") will be computed based upon the non-discounted price paid by the public (the "Price to Public") for such Note and will depend on such Note's Maturity Date. The Company has agreed to indemnify each of the agents listed below (the "Agents") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution."

(3) Before deducting expenses payable by the Company estimated at $400,000.

     The Notes are being offered on a continuous basis for sale by the Company through one or more of the Agents listed below and each of the Agents has agreed to use its reasonable best efforts to solicit offers to purchase the Notes. Unless otherwise specified in an applicable Pricing Supplement, the Notes will not be listed on any securities exchange, and there can be no assurance that the Notes offered hereby will be sold or that there will be a secondary market for the Notes. The Agents have advised the Company that they may from time to time purchase and sell Notes in the secondary market, but the Agents are not obligated to do so. No termination date for the offering of the Notes has been established. The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or the Agent that solicits any offer may reject such offer in whole or in part. See "Plan of Distribution."

                           __________________

             THE CHICAGO CORPORATION

                  A.G. EDWARDS & SONS, INC.

                        EDWARD D. JONES & CO., L.P.

                              PRUDENTIAL SECURITIES INCORPORATED

                                     SMITH BARNEY INC.

                           September 19, 1996